UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Hickson, Richard G.
   P.O. Box 291
   Jackson, MS  39205
   USA
2. Issuer Name and Ticker or Trading Symbol
   Trustmark Corporation
   TRMK
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   5/31/98
5. If Amendment, Date of Original (Month/Year)
   5/31/98
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   President and CEO
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
___________________________________________________________________________________________________________________________________|
___________________________________________________________________________________________________________________________________|
___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
___________________________________________________________________________________________________________________________________|
option to purchase    |22.5625 |5/12/|A   | |8392       |A  |5/12/|5/11/|common      |8392   |0      |            |   |            |
                      |        |98   |    | |           |   |99   |08   |            |       |       |            |   |            |
-----------------------------------------------------------------------------------------------------------------------------------|
option to purchase    |22.5625 |5/12/|A   | |8392       |A  |5/12/|5/11/|common      |8392   |0      |            |   |            |
                      |        |98   |    | |           |   |00   |08   |            |       |       |            |   |            |
-----------------------------------------------------------------------------------------------------------------------------------|
option to purchase    |22.5625 |5/12/|A   | |8392       |A  |5/12/|5/11/|common      |8392   |0      |            |   |            |
                      |        |98   |    | |           |   |01   |08   |            |       |       |            |   |            |
-----------------------------------------------------------------------------------------------------------------------------------|
option to purchase    |22.5625 |5/12/|A   | |12824      |A  |5/12/|5/11/|common      |12824  |0      |94000 *     |D  |            |
                      |        |98   |    | |           |   |02   |08   |            |       |       |            |   |            |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
___________________________________________________________________________________________________________________________________|

Explanation of Responses:
This admends report filed on 6/8/98.  Correction has been made in column 5.
The total number of shares granted on
5/12/98 has not changed; however, the vesting percentage has been corrected on this report. Additionally, column
9 has also been adjusted to reflect a 2 for 1 stock split effective on shares granted prior to 3/30/98. The price on options granted prior to the 3/30/98 split has been adjusted to $13.531 per share.
SIGNATURE OF REPORTING PERSON
Richard G. Hickson BY:  Krista O. Gammon, POA
DATE
6/24/98